[LETTERHEAD OF CITIGROUP GLOBAL MARKETS INC.]

August 12th, 2012

The Special Committee of the Board of Directors
Taro Pharmaceutical Industries Ltd.
Europark, Italy Building
Yakum, Israel

Members of the Special Committee:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the ordinary shares of Taro Pharmaceutical Industries Ltd. (“Taro”) of the Merger Consideration (defined below) to be received by such holders (other than Sun Pharmaceutical Industries Ltd. (“Sun Pharma”) and its affiliates) pursuant to the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of August 12th, 2012 (the “Merger Agreement”), among Taro, Sun Pharma, Alkaloida Chemical Company Exclusive Group Ltd. and Aditya Acquisition Company Ltd. (“Merger Sub”).  As more fully described in the Merger Agreement, (i) Merger Sub will be merged with and into Taro (the “Merger”) and (ii) each outstanding ordinary share, par value NIS 0.0001 per share, of Taro (“Taro Ordinary Shares”), other than Taro Ordinary Shares owned by Sun Pharma and its affiliates, will be converted into the right to receive $39.50 in cash (the “Merger Consideration”).

In arriving at our opinion, we reviewed the Merger Agreement and held discussions with certain senior officers, directors and other representatives and advisors of Taro concerning the business, operations and prospects of Taro.  We examined certain publicly available business and financial information relating to Taro as well as certain financial forecasts and other information and data relating to Taro which were provided to or discussed with us by the management of Taro.  We reviewed the financial terms of the Merger as set forth in the Merger Agreement in relation to, among other things:  current and historical market prices and trading volumes of Taro Ordinary Shares; the historical and projected earnings and other operating data of Taro; and the capitalization and financial condition of Taro.  We analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of Taro.  In addition to the foregoing, we conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as we deemed appropriate in arriving at our opinion.  The issuance of our opinion has been authorized by our fairness opinion committee.

In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and upon the assurances of the management of Taro that they are not aware of any relevant information that has been omitted or that remains undisclosed to us.  With respect to financial forecasts and other information and data relating to Taro provided to or otherwise reviewed by or discussed with us, we have been advised by the management of Taro that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Taro as to the future financial performance of Taro.

We have assumed, with your consent, that the Merger will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Taro or the Merger.  We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Taro nor have we made any physical inspection of the properties or assets of Taro.  We were not requested to, and we did not, solicit third party indications of interest in the possible acquisition of all or a part of Taro, nor were we requested to consider, and our opinion does not address, the underlying business decision of Taro to effect the Merger, the relative merits of the Merger as compared to any alternative business strategies that might exist for Taro or the effect of any other transaction in which Taro might engage.  We also express no view as to, and our opinion does not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation to any officers, directors or employees of any parties to the Merger, or any class of such persons, relative to the Merger Consideration.  Our opinion is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing, as of the date hereof.

Citigroup Global Markets Inc. has acted as financial advisor to Taro in connection with the proposed Merger and will receive a fee for such services, a significant portion of which is contingent upon the consummation of the Merger.  We also will receive a fee in connection with the delivery of this opinion.  We and our affiliates in the past have provided, and currently provide, services to Taro and Sun Pharma unrelated to the proposed Merger, for which services we and such affiliates have received and expect to receive compensation.  In the ordinary course of our business, we and our affiliates may actively trade or hold the securities of Taro and Sun Pharma for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities.  In addition, we and our affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with Taro, Sun Pharma and their respective affiliates.

Our advisory services and the opinion expressed herein are provided for the information of the Special Committee of the Board of Directors of Taro in its evaluation of the proposed Merger, and our opinion is not intended to be and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act on any matters relating to the proposed Merger.

Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Merger Consideration is fair, from a financial point of view, to the holders of Taro Ordinary Shares (other than Sun Pharma and its affiliates).

Very truly yours,

/s/ Citigroup Global Markets Inc.

CITIGROUP GLOBAL MARKETS INC.